Exhibit 23.1

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Bioxytran, Inc., on Form S-1/A No. 1 to be filed on January 30, 2019, of our Report of Independent Registered Public Accounting Firm, dated October 26, 2018, on the balance sheet of Bioxytran, Inc., as of December 31, 2017 and for the period from October 5, 2017 (date of inception) to December 31, 2017 and the related statement of operations, stockholders' equity (deficit) and cash flows for the year then ended December 31, 2017, which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

/s/ Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
Farmington, Utah
January 30, 2019